Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

July 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Linkage Global Inc

Registration Statement on Form F-1, as amended

File No. 333-288089

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Linkage Global Inc (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Monday, August 4, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Shane Wu at (202) 322-8852. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Shane Wu, Esq, by email at swu@srfc.law and Tomer Magid, by email at tmagid@srfc.law.

If you have any questions regarding this request, please contact Shane Wu, Esq. of Sichenzia Ross Ference Carmel LLP, at (202) 322-8852.

Very Truly Yours,

By:	/s/ Yang (Angela) Wang
Name:	Yang (Angela) Wang
Title:	Chief Executive Officer

cc:	Shane Wu, Sichenzia Ross Ference Carmel LLP